Exhibit 10.1

BOJANGLES’, INC.

COMPENSATION POLICY FOR NON-EMPLOYEE DIRECTORS

(Amended and Restated Effective June 8, 2016)

1. ANNUAL CASH AND STOCK COMPENSATION

• Eligible Directors: Each member of the Company’s Board of Directors (the “Board”) who is not an employee of the Company (a “Non-Employee Director”) and who is not affiliated with Advent International Corporation.

• Annual Cash Retainer. Each eligible director shall receive $40,000 annually, to be paid quarterly in arrears and paid pro rata for partial quarters served. The Chairperson of the Board shall receive an additional annual cash retainer of $40,000, paid quarterly in arrears and paid pro rata for partial quarters served.

• Annual Committee Fees: $10,000 for the Audit Committee ($15,000 for the Audit Committee Chair); $7,500 for the Compensation Committee ($15,000 for the Compensation Committee Chair); and $2,500 for the Nominating and Corporate Governance Committee ($5,000 for the Nominating and Corporate Governance Committee Chair), in each case paid quarterly in arrears together with the quarterly payments of the annual retainer for all eligible directors and paid pro rata for partial quarters served.

• Stock in lieu of Retainers: Prior to the end of the fiscal quarter with respect to which such cash retainer relates, an eligible director may elect, in lieu of any or all of the cash retainers, to receive fully vested shares of the Company’s common stock (“Shares”) having a Fair Market Value (as such term is defined under the Bojangles’, Inc. Amended and Restated 2011 Equity Incentive Plan (the “Plan”)) equal to the amount of the foregone retainers for such period. Any such elected Shares will be delivered on or about the last day of the fiscal quarter with respect to which the foregone cash retainer relates. Any fractional Shares will be paid in cash.

• Annual Equity Award. On the date of each annual meeting of stockholders, each eligible director will receive a restricted stock unit award for Shares having a Fair Market Value (as defined in the Plan) equal to $50,000, which awards will vest in full at the next annual meeting of stockholders, subject to the director’s continued service with the Company through the date immediately preceding the date of such meeting. Awards of restricted stock units made pursuant to this Policy shall be issued under the Plan and will be subject to an award agreement (an “Award Agreement”). Vesting of awards may be accelerated upon certain events as provided in an Award Agreement.

2. EXPENSE REIMBURSEMENT—Each Non-Employee Director will be reimbursed for reasonable out-of-pocket travel expenses incurred in connection with attendance at Board and committee meetings and other Board related activities in accordance with the Company’s plans or policies as in effect from time to time1.

3. AMENDMENT AND TERMINATION—This Policy may be amended or terminated by the Board at any time.

[1]	To the extent that any such reimbursements constitute compensation, (i) such amount shall be reimbursed no later than December 31 of the year following the year in which the expense was incurred, (ii) such amount shall not affect the amount of compensatory expense reimbursements in any subsequent year, and (iii) the right to such reimbursement shall not be subject to liquidation or exchange for any other benefit.